SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Minutes of the 19 th Extraordinary General Shareholders’ Meeting” dated on January 19, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Minutes of the 19th Extraordinary General Shareholders Meeting

January 19, 2005 (05 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo, Brazil – January 19, 2005) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), hereby informs the Minutes of the 19th Extraordinary General Shareholders Meeting held on January 19, 2005:

1. Date, Time and Venue of the Meeting: January 19, 2005, at 11:00 hours, at the Company’s headquarters located at Rua Martiniano de Carvalho, #851 in the Capital of the State of São Paulo.

2. Call Notice: The meeting was called upon publication of notice in the newspapers Diário Oficial do Estado de São Paulo, issues of January 04, 05 and 06, 2005 (pages 02, 06 and 02, respectively) and Gazeta Mercantil, issues of January 04, 05 and 06, 2005 (pages A-11, A-07 and A-05, respectively).

3. Agenda:

I.	To modify and to consolidate the Company’s Bylaws as follows: (a) removal of the Vice-Presidency of Corporate and Regulatory Strategy and the Vice-Presidency of Businesses with Operators and creation of the Vice-Presidency of Regulation and Businesses with Operators and the Vice-Presidency of National Businesses (article 20, caput and paragraph one); (b) adaptation of the attributions of the Executive Board, in light of the modification described in item “a” above (article 22, paragraph two and article 23, letters from A to L); (c) approval of the consolidated Bylaws.

II.	To appoint the members of the Board of Directors to complement the mandate.

III.	To approve the signing of the purchase contract to acquire the control of Atrium Telecomunicações Ltda, in accordance with the article 256 of the Law #6404/76.

4. Attendance: Shareholders of the Company, representing more than 2/3 (two-thirds) of the voting capital stock, thus granting the legal “quorum” for the installation and deliberation of the issues in the agenda, in accordance with the signatures in the Shareholders Attendance Book No. 1, page 97 and 97 overleaf. It was also registered the presence of Mr. Stael Prata Silva Filho, Executive Vice-President of Financial Planning of the Company, as well as the representatives of the company NM Rothschild & Sons (Brasil) Ltda., Mr. Luiz Muniz and Mr. Marcos Spieler, President and Manager, respectively, of said company.

5. Presiding Officers: Mr. Stael Prata Silva Filho – Chairman and João Carlos de Almeida – Secretary.

6. Resolutions: The assisting shareholders took the following resolutions:

6.1) The modification and consolidation of the Company’s Bylaws was unanimously approved as follows:

(a) Removal of the Vice-Presidency of Corporate and Regulatory Strategy and the Vice-Presidency of Businesses with Operators and creation of the Vice-Presidency of Regulation and Businesses with Operators and the Vice-Presidency of National Businesses and adaptation of the wording of article 20, caput and paragraph one of the Company’s Bylaws. Therefore the new wording will be as follows: “Art. 20 – The Executive Board shall be made up of at least 3 (three) and at most 12 (twelve) members, who may or not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) President; (b) Vice-President of Financial Planning; (c) Chief Executive Officer; (d) Executive Vice-President of Strategic Planning; (e) Vice-President of Administration and Finance; (f) Vice-President of Network; (g) Commercial Vice-President for Businesses; (h) Commercial Vice-President for Residential Clients; (i) Vice-President of Human Resources; (j) Vice-President of Organization and Information Systems; (k) Vice-President of Regulation and Businesses with Operators; and (l) Vice-President of National Businesses. Paragraph One – The Vice-President of Financial Planning and the Chief Executive Officer shall report to the President, while the other Vice-Presidents shall report to the Chief Executive Officer.” The wording of paragraph two of article 20 remains unchanged.

(b) Adaptation of the attributions of the Executive Board, in light of the modification described in item “a” above. The Meeting also approved the new wording of article 22, paragraph two and article 23, letters from A to L, which will now have the following wording: “Art. 22 – … Paragraph Two – With due regard for the provisions of these Bylaws, in order to bind the Company it is necessary to obtain (i) the joint signature of (two) Executive Officers, except in emergencies, when the individual signature of the President or the Chief Executive Officer shall be permitted, subject to the approval of the Executive Board, pursuant to the provisions of article 23, A-11 and C-7 below; (ii) the signature of 1 (one) Executive Officer jointly with 1 (one) Attorney-in-Fact; or (iii) the signature of 2 (two) Attorneys-in-Fact jointly, provided they are vested with specific powers.”.

“Art. 23 – The following are the specific incumbencies of each member of the Executive Board A- President: 1. To represent the Company in and out of court, before the shareholders and the general public, being able to appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts; 2. To supervise all of the Company’s activities and approve proposals related to the guidelines for the strategic development of it; 3. To follow up on and supervise the implementation of the resolutions of the Board of Directors; 4. To supervise and guide the activities related to the orientation, counseling and legal representation of the Company; 5. To supervise and guide the activities related to institutional policy and internal and external communications in connection with the Company; 6. To supervise and guide the communication activities with the media in general; 7. To supervise and guide the marketing activities, including advertisements, sponsorships and development of the Company’s image; 8. To supervise and guide the activities of Internal Audit; 9. To call the meetings of the Executive Board; 10. To decide on specific matters of his/her area of competency, according to the policies and guidelines established by the Collegiate Executive Board; 11. To perform emergency acts “ad referendum” of the Executive Board; 12. To supervise and give orientation to the area related with the secrecy of communications; 13. To be the chairman of the Committee of Regulatory Strategy, responsible for the definition of the strategy and to implement the management of top level relations with authorities, regulators, social entities and companies of the sector, on regulatory issues; and 14. To develop the tax planning of the Company. B- Vice-President of Financial Planning: 1. To perform the administration in the raising and application of resources and exchange and derivative operations in the financial market; 2. To perform structured operations to raise resources in the financial and in the capital markets; 3. To perform the macroeconomic analyses and research; 4. To develop projects and economic-financial analysis according to the Company’s core business and others; 5. To perform the relationship with the investors of the Company; 6. To manage the complementary social security funds and to coordinate the merger and acquisitions projects; and 7. To perform other duties that may be assigned to him/her by the Board of Directors. C – Chief Executive Officer: 1. To appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts; 2. To set the operating strategy of the Company; 3. To coordinate and supervise the activities of the Executive Officers; 4. To set the agenda for proposing claims of operational nature, in order to support the negotiations with the regulatory agency; 5. To coordinate and inspect the operational activities related to the quality, management control and drawing-up and following-up of the Company’s budget, according to the business plans, being able to delegate to another Executive Officer the execution and supervision of such activities; 6. To call the meetings of the Executive Board; 7. To perform emergency acts “ad referendum” of the Executive Board; 8. To execute activities for operating communication; 9. To coordinate and execute security activities; and 10. To perform other duties that may be assigned to him/her by the Board of Directors. D – Executive Vice-President of Strategic Planning: 1. To develop policies and guidelines and ensure the implementation of activities related to the Company’s operational strategy planning and coordination, supervising the execution of such activities; 2. To set policies and guidelines, in order to ensure the implementation of the operational, technological and market strategy, so as to fulfill the needs of the clients, the aspirations of the shareholders and maximize the value of the business; 3. To develop policies and guidelines and ensure the implementation of the activities related to regional relations with public entities and consumer defense organizations, supervising the execution of such activities; and 4. To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company. E – Vice-President of Administration and Finance: 1. To develop policies and guidelines and supervise the activities related to the administration and maintenance of property and assets, materials, transport, management and administration of purchases, as well as other activities that may be necessary for the general support of the operation of the other areas of the Company; 2. To follow up, along with the relevant areas of the Company, the execution of the Company’s activities in the economic and financial areas, as well as accounting, drawing up of the financial statements of the Company, balance sheets, interim balance sheets and results analysis, as well as the management and administration of financial commitments, obtain and invest funds, securities and relationship with investors and the management control of the resources of the Company; 3. To perform the role of Executive Officer for Investor Relations and represent the Company with the Securities Commission – CVM, stock exchanges and other supervisory agencies of the securities market in conjunction with the area of specific competence; and 4. To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company. F – Vice-President of Network; 1. To develop policies, plans and guidelines and ensure the implementation of the Company’s technological strategy, so as to make the network’s capacity and development available and to enable the offer of services, according to the needs of the market and of the business areas of the Company, supervising the execution of such activities; 2. To establish a proposal of a long-term technologic strategy for network development; 3. To set guidelines for the development of network expansion projects, according to the needs defined by the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency for Residential Clients and the Vice-Presidency of Regulation and Businesses with Operators, supervising the execution of such activities; 4. To set policies, plans and guidelines and assure the operation and maintenance of the external plant, as well as the management of the processes related to the operation and maintenance of the internal plant; 5. To set guidelines for the operation and maintenance of the network and technical assistance to users, supervising the execution of such activities; 6. To set guidelines for the provision, installation and maintenance of services, according to the needs of the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency for Residential Clients and the Vice-Presidency of Regulation and Businesses with Operators, supervising the execution of such activities; and 7. To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company. G – Commercial Vice-President for Businesses: 1. To develop policies, plans and guidelines in order to ensure the implementation of the business strategies, specifically as related to corporate clients, companies, small businesses and users of long distance services, in order to fulfill the needs of the users, clients and the market; 2. To consolidate the business plans related to the segments of corporate clients, companies, small businesses and users of long distance services, taking into consideration the investments and the level of service expected from the Vice-Presidency of Network; and 3. To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company. H – Commercial Vice-President for Residential Clients: 1. To develop policies, plans and guidelines in order to ensure the implementation of his/her business area strategy, specifically as related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, so as to fulfill the needs of the users and the market, supervising the execution of such activities; 2. To consolidate the business plans related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, considering the investments and the level of service expected from the Vice-Presidency of Network; and 3. To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company. I – Vice-President of Human Resources: 1. To develop policies, plans and guidelines in order to ensure the implementation of management, administration and development of human resources activities, supervising the execution of such activities; 2. To consolidate the plans, payroll and human resources budget according to the objectives and goals of the Company; and 3.To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company. J – Vice-President of Organization and Information Systems: 1. To develop policies and guidelines and supervise the activities related to the obtaining, usage and evolution of information technology solutions of the Company; 2. To coordinate, develop and supervise the evaluation, revision and implementation of corporate regulation procedures and documentation; 3. To propose and coordinate studies, orientations and procedures related to the revision of the organizational models; 4. To set policies and control activities related to systems infrastructure; and 5. To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company. K – Vice-President of Regulation and Businesses with Operators: 1. To develop policies, plans and guidelines and to supervise the activities related to regulation, as well as guidance that becomes necessary regarding the general support for the performance of the other areas of the Company; 2. To represent the Company before Anatel (the National Telecommunications Agency) and other regulatory bodies, assessing the policies and objectives of the regulatory body; 3. To participate of the Committee of Regulatory Strategy; 4. To develop policies, plans and guidelines in order to ensure the implementation of the strategy of its business area, specifically regarding the interconnection with operators and providers of local, domestic and international long distance services; and 5. To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company. L – Vice-President of National Businesses: 1. To develop policies, plans and guidelines in order to ensure the activities of the business strategy to take care of the needs of the users nationwide, with the exception of the State of São Paulo; 2. To develop policies, plans and guidelines in order to ensure the activities of the business strategy to take care of the needs of the customers and the market nationwide, with the exception of the State of São Paulo; 3. To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.” The wording of the heading of article 22, items from I to V and paragraphs from 1 to 3 remain unaltered.

(c) Approval of the consolidated Bylaws of the Company, including the modifications presently discussed, which is enclosed as an annex to these minutes.

6.2) Since Directors Mr. Antonio Viana-Baptista, Mr. Félix Pablo Ivorra Cano, Mr. Jacinto Díaz Sánchez and Mr. Víctor Goyenechea Fuentes left the Board of Directors, by the vote of the common shares, as substitutes of the leaving Directors and to complement the current mandate that expires on the date of the Ordinary General Shareholders’ Meeting of 2007, the following Directors were elected: Mr. Miguel Ángel Gutiérrez Méndez, Argentinean, married, businessman, holder of passport #12.572.690N, resident at Avenida Ing. Huergo #723 –20th Floor – C1107AOH, in the city of Buenos Aires, Argentina; Mr. Luis Bastida Ibarguen, Spanish, married, licensed in Business Sciences, holder of passport # R137722, resident at Jorge Manrique #12, in the city of Madrid, Spain; Mr. Narcís Serra Serra, Spanish, married, doctor in Economic Sciences, holder of passport # AA178739, resident at Calle Elizabets #12, 08001, in the city of Barcelona, Spain; and Mr. Guillermo Pablo Ansaldo, Argentinean, married, graduated on Industrial Engineering, holder of passport #14526163N, resident at Gran Vía 28 – 7th Floor—28013, in the city of Madrid, Spain. The elected Directors will take office in accordance with the article #146, paragraph 2 of the Law #6404/76. The curriculum of the elected members was presented and it was informed that they were not legally impaired, thus being in condition to sign the declaration mandated by CVM Instruction # 367, dated as of May 29, 2002. With the current decision, the Board of Directors is composed as follows: Fernando Xavier Ferreira, José María Álvarez-Pallete López, Enrique Used

Aznar, Fernando Abril Martorell Hernández, Guillermo Pablo Ansaldo, Javier Nadal Ariño, José Fernando de Almansa Moreno-Barreda, Juan Carlos Ros Brugueras, Luciano Carvalho Ventura, Luis Bastida Ibarguen, Manoel Luiz Ferrão de Amorim, Miguel Ángel Gutiérrez Méndez, Narcís Serra Serra and Rosa Cullell Muniesa, all of them with mandate expiring in the Ordinary General Shareholders’ Meeting of 2007.

6.3) Moving on to the third item in the Agenda, the Chairman reminded all the shareholders that, besides the Executive Vice Presidency of Strategic Planning of the Company, represented by himself, the representatives of the company NM Rothschild & Sons (Brasil) Ltds. were also present to provide clarifications in case of need. The said company was the responsible for the appraisal of the company subject to acquisition. The Chairman also reminded, that the acquisition was proposed by the Executive Management of the Company in the terms of the Board of Directors’ Meeting dated as of December 16, 2004, which approved “ad referendum” of this Meeting, the signing of the respective contract. He also reminded that the necessary documents for the discussion of the topic mentioned in the said item were available for the shareholders and remained so since the publication of the Call Notice for the Meeting. The shareholders, by majority of the votes of the present shareholders, approved the signing of the Purchase Contract of shares representative of the capital stock of Santo Genovese Participações Ltda., holding company and owner of 99.99% of the capital stock of Atrium Telecomunicações Ltda., company dedicated to the management of telecommunication services (“Atrium”). This contract was signed with Launceston Partners CV, company based in the Neetherlands, controlled by the investment funds: Advent Latin American, Advent PGGM Global and JP Morgan Partners Latin America, JP Morgan Capital and Sixty Wall Street Fund, and with domestic investors. Therefore, the acquisition of Atrium is approved in accordance with the dispositions of the first paragraph of article 256 of the Law # 6404/76.

7. Closing of the Meeting: At the end of the meeting, the President yielded the floor for anyone wishing to speak. Since there was no one requesting the floor and as there were no more subjects to be discussed, this minute was approved and signed and will henceforth be contained, as a summary of the events, in the meeting log, in accordance with article 130, paragraph one of the Law # 6404/76.

São Paulo, January 19, 2005

Signatures:

Mr. Stael Prata Silva Filho – Chairman

Mr. João Carlos de Almeida – Secretary

SP Telecomunicações Holding Ltda. – represented by Mr. Pedro Riviere Torrado

Telefónica Internacional S.A. – represented by Mr. Pedro Riviere Torrado

Philips Electronics North America Corporation Master Retirement Trust – represented by Citibank in the person of Mr. George Washington Tenório Marcelino

Norges Bank – represented by Citibank in the person of Mr. George Washington Tenório Marcelino

Mr. Pedro Riviere Torrado

Ms. Leila Alves

NM Rothschild & Sons (Brasil) Ltda. – represented by Mr. Luiz Muniz and Mr. Marcos Spieler

Find enclosed to these minutes, the Company’s Bylaws.

TELECOMUNICAÇÕES DE SÃO PAULO S/A – TELESP

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

BYLAWS

CHAPTER I – FEATURES OF THE COMPANY

LEGALFORM

Art. 1 – Telecomunicações de São Paulo S.A. – TELESP is a joint stock corporation governed by these Bylaws and by other applicable legal provisions, established for an indefinite period of time.

BUSINESS PURPOSE

Art. 2 – The Company’s business purpose is:

(a)	Engagement in telecommunication services; and

(b)	To develop the activities required for or useful to the rendering of these services, pursuant to concessions, authorizations and permits extended to it.

Sole Paragraph – In order to attain its purpose, the Company may incorporate into its equity third party’s property and rights, as well as:

I – participate in the capital stock of other companies, in order to comply with the national telecommunications policy;

II – organize wholly owned subsidiaries so as to carry out the activities set forth in its business purpose and recommend that they be decentralized;

III – promote the importation of goods and services required to carry out the activities set forth in its business purpose;

IV – render technical assistance services to the companies belonging to the telecommunications sector, carrying out common interest activities;

V – carry out study and research activities, in order do develop the telecommunications sector;

VI – enter into agreements with other companies that operate telecommunication services, or any individuals or entities, in order to ensure the operation of the services, without prejudice to duties and responsibilities;

Bylaws of Telecomunicações de São Paulo S/A – TELESP, restated and approved according to resolution

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VII – perform other related activities assigned to it by the National Telecommunications Agency – ANATEL; and

VIII – trade equipment and material required for or useful to the operation of telecommunication services.

HEAD OFFICE

Art. 3 - The Company has its head office in the State of São Paulo and may, by decision of the Board of Directors, open and close branches, agencies and branch offices, offices, departments and representation in any part of the Brazilian territory or abroad.

CHAPTER II - CAPITAL STOCK

AUTHORIZED CAPITAL

Art. 4 – The Company is authorized to increase its capital stock up to the limit of seven hundred billion (700,000,000,000) shares, both common and preferred, with the Board of Directors being the body that is competent to resolve as to the increase and the resulting issue of new shares, within the limit of authorized capital.

Paragraph One – When increasing capital, there is no requirement of maintaining the proportion between the number of shares of each class, however there shall be observance of the requirement that the number of preferred shares, with no voting rights or with restricted voting rights, may not surpass 2/3 of the shares issued.

Paragraph Two – The shareholders shall have the right of first refusal for the subscription of increase in capital, in proportion to the number of shares that they hold. By resolution of the Board of Directors, the right of first refusal may be eliminated for the issue of shares, convertible debentures and subscription bonuses placed for sale on the Stock Exchange or by public subscription, exchange of shares in a public offer for acquisition of control, on the terms of the Articles 257 and 263 of the Law of Corporations, as well as for benefiting from tax incentives, on the terms of specific legislation, as permitted by Article 172 of Law No. 6404/76.

SUBSCRIBED CAPITAL

Art. 5 – The subscribed capital stock, which is fully paid-in, is five billion, nine hundred and seventy eight million, seventy three thousand and eight hundred and eleven Reais and eighty-eight cents (R$ 5,978,073,811.88) divided into four hundred and ninety-four billion, three hundred and ninety-five million, seven hundred and twenty-six thousand and six hundred and forty (494,395,726,640) shares, of which one hundred and sixty-six billion, forty-one million, eight hundred and thirty-six thousand and five hundred and nineteen (166,041,836,519) are common shares and three hundred and twenty-eight billion, three hundred and fifty-three million, eight hundred and ninety thousand and one hundred and twenty-one (328,353,890,121) are preferred shares, all of them book-entry shares without par value.”

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Sole Paragraph – The shares shall be maintained in a depositary account with a financial institution in the name of their titleholders, without issuance of certificates.

CHAPTER III – SHARES

COMMON SHARES

Art. 6 – Each common share corresponds to one vote in the Shareholders’ Meetings.

PREFERRED SHARES

Art. 7 – Preferred shares have no voting rights, except in the cases provided for in Articles 9 and 10 below, and are assured priority for the reimbursement of capital, with no premium, and for the payment of a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share.

Sole Paragraph – Preferred shares will be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled for three (3) consecutive fiscal years, which right they shall retain until such dividends are paid.

CHAPTER IV –GENERAL SHAREHOLDERS’ MEETING

Art. 8 – General Shareholders’ Meetings shall be held: (i) on a regular basis, once a year, within the first four (4) months following the closing of each fiscal year, on the terms of Article 132 of Law No. 6.404/76 and, (ii) on a special basis, whenever necessary, be it as a function of corporate interests, or due to a provision in these Bylaws, or when applicable legislation should so require.

Sole Paragraph – General Shareholders’ Meetings shall be called by the Board of Directors, it being incumbent upon the Chairperson of the mentioned body to provide support to the relevant act.

Art. 9 – Subject to prior approval by the General Shareholders’ Meetings are (i) the execution of any long-term agreements between the Company or its controlled subsidiaries, on the one part, and the controlling shareholder or controlled companies, affiliates, subject to common control or that control the latter, or that in any other way constitute related parties of the Company, on the other part, except when the agreements are subject to uniform clauses; and (ii) the execution of management services agreements, including technical assistance, with foreign companies linked to the Company’s controlling shareholder, in which cases the holders of preferred shares shall have voting rights.

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Sole Paragraph: In addition to the matters referred to in the main provision of this Article, preferred shares shall have voting rights (i) for election of one (1) member of the Board of Directors, in separate voting, and (ii) for resolutions related to amendments to the Bylaws aiming at suppressing the right of election, in separate voting, by holders of preferred shares, of one (1) member of the Board of Directors.

Art. 10 – Without impairment to the provisions of Paragraph One of Article 115 of Law No. 6.404/76, the holders of preferred shares shall have voting rights in the general meetings resolutions referred to in Article 9, as well as to those relative to amendment or revocation of the following Bylaws provisions:

I - Article 9;

II - Sole Paragraph of Article 11; and

III - Article 31.

Art. 11 – The General Shareholders’ Meetings shall be chaired by the Chairperson the Board of Directors, who shall appoint the Secretary from among those present. In the event of absence of the Chairperson of the Board of Directors, the shareholders shall choose the Chairperson and the Secretary.

Sole Paragraph – In the cases provided for in Article 136 of Law No. 6.404/76, the first calling notice for the General Shareholders’ Meetings shall be published at least thirty (30) days in advance and at least ten (10) days in advance for the second calling notice.

Art. 12 – Only shareholders whose shares are registered in their name in the proper book, up to seventy-two (72) hours prior to the date scheduled for the relevant Meeting, may participate and vote in the General Shareholders’ Meetings.

Paragraph One - The calling notice may require that the presence of the shareholder in the Meeting be contingent upon deposit, in the Company’s head office, of proof of his/her/its qualifications as a shareholder, issued by the Company itself or by the depositary institutions of the Company’s shares, up to seventy-two (72) hours prior to the scheduled date for the General Shareholders’ Meeting.

Paragraph Two – The calling notice may also require that representation of the shareholder by a proxy in a Meeting be contingent upon deposit of the relevant instrument of power of attorney at the Company’s head office, at least seventy-two (72) hours prior to the date scheduled for the General Shareholders’ Meeting.

CHAPTER V – MANAGEMENT OF THE COMPANY

Art. 13 – The Company shall be managed by the Board of Directors and by the Executive Board, with the attributions conferred to them by law and by these Bylaws. The relevant members shall be elected for a term of office of three (3) years, to which they may be re-elected, and they are released from posting bond for the performance of their functions.

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Paragraph One - All members of the Board of Directors and of the Executive Board shall take office by signing the relevant instruments, remaining in their respective offices up to when their successors effectively take office.

Paragraph Two – The General Shareholders’ Meeting shall set the overall remuneration of the Company’s officers, including benefits of any kind and entertainment allowances, while the Board of Directors shall be competent to distribute the remuneration among its members and the members of the Executive Board.

Paragraph Three – General Shareholders’ Meeting may ascribe profit sharing to the officers of the Company, provided the provisions of Article 152, Paragraph One and Paragraph Two of Law No. 6.404/76 are observed, following a proposal presented by the Company’s administration.

Paragraph Four – The Company and its controlling shareholder shall maintain, throughout the term of concession and its term of renewal, effective existence, on Brazilian territory, of centers for resolution and implementation of the strategic, management and technical decisions involved in the performance of the concession agreements to which the Company is a party.

BOARD OF DIRECTORS

COMPOSITION

Art. 14 – The Board of Directors shall be made up of at least five (5) and at most fifteen (15) members, all of them shareholders of the Company, who may be elected to and removed from the body by a general shareholders’ meeting, with due regard for applicable legislation, included in such number the member elected by the holders of preferred shares on the terms of the provisions of the Sole Paragraph of Article 9 of these Bylaws and the member elected by the minority shareholders, if applicable.

Sole Paragraph – The Board of Directors shall appoint, from among its members, the Chairperson of the Board, or his/her substitute in the case of vacancy. At the Board of Directors’ discretion, a Vice-Chairperson may be appointed and/or removed from office.

SUBSTITUTION

Art. 15 – In the event of impediment or absence of the Chairperson of the Board of Directors, he/she shall be substituted by the Vice-Chairperson, if any. In the absence of the Vice-Chairperson, the Chairperson shall be substituted by another member of the Board indicated by him/her.

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Paragraph One – In the event of impediment or absence of any other member of the Board of Directors, the impeded or absent member shall indicate his/her substitute, in writing, from among the other members of the Board of Directors, to represent him/her and resolve in the meeting to which he/she will not be able to attend, on the terms of the provisions of Paragraph Three of Article 19 of these Bylaws.

Paragraph Two – Members of the Board of Directors who indicate representatives, as provided in the previous Paragraph, shall be considered for all purposes as having attended the relevant meeting.

Art. 16 – In the event of vacancy in the offices of the members of the Board of Directors, resulting in a number of members lower than provided for in Article 14 above, a General Shareholders’ Meeting shall be called to elect the substitutes.

INCUMBENCIES

Art. 17 – It is incumbent upon the Board of Directors to:

I - set the general guidelines for the Company’s business;

II- approve the Company’s budget and annual business plan;

III - call the General Shareholders’ Meetings;

IV - approve the Company’s financial statements and management report, submitting them to the General Shareholders’ Meeting;

V - elect or remove from office, at any time, the members of the Executive Board, establishing their attributions, with due regard for legal and statutory provisions;

VI - control the management by the Company’s Executive Officers, examining, at any time, the Company’s books, requesting information on agreements executed or that are about to be executed, or any other acts;

VII - approve the Company’s internal rulings, defining its organizational structure and detailing the respective incumbencies, with due regard for legal and statutory provisions;

VIII - approve and amend the internal rules of the Board of Directors;

IX - resolve as to the issuance of shares by the Company, involving increase in capital, within the limit of authorized capital, defining the terms and conditions of such issuance;

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X - resolve as to the issuance of subscription bonuses;

XI - resolve, as delegated by the General Shareholders’ Meeting, as to the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and conditions for maturity, amortization or redemption, (iii) time and conditions for payment of interest, for profit sharing and for reimbursement premium, if any, (iv) form of subscription or placement, and (v) type of debentures;

XII - resolve as to the issuance of promissory notes for public distribution (“Commercial Papers”) and as to the submitting the Company’s shares to a system of deposit for trading of the respective certificates (“Depositary Receipts”);

XIII - authorize the acquisition of shares issued by the Company, for cancellation or custody in the Treasury for subsequent sale;

XIV - authorize the sale of real estate property and of assets that are directly linked to the public telecommunication services, when operative, as well as constitution of mortgage encumbrances and granting of guarantees for liabilities of third parties;

XV - approve the assumption of any obligation not provided for in the Company’s budget for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00)

XVI - authorize the execution of agreements, not provided for in the Company’s budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVII - approve investments and acquisition of assets, not provided for in the Company’s budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVIII - authorize the acquisition of equity participation on a permanent basis in other companies and the encumbrance or sale of equity participation;

XIX - approve the distribution of interim dividends;

XX - choose or remove the independent auditors;

XXI - indicate or remove the Chief Internal Auditor;

XXII - approve the jobs and compensation plan, the Company’s rules and workforce, as well as the terms and conditions for collective labor agreements to be executed with unions representing the Company’s employees’ categories and adherence to the policy of, or disassociation from, pension plans.

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Sole Paragraph – The sale of real estate property and assets linked to the providing of public telecommunication services, when operative, shall be approved by the Board of Directors case by case; the sale of other assets of the Company, including those related to public telecommunication services that are deactivated and/or inoperable, shall observe the limits, forms and levels of authorization established by an internal normative instrument approved by the Board of Directors, to be implemented by the Executive Board.

Art. 18 – The specific attributions of the Chairperson of the Board of Directors are: (a) represent the Board of Directors in the General Shareholders’ Meetings; (b) chair they General Shareholders’ Meetings and choose the Secretary among those presents; and (c) call for and chair the meetings of the Board of Directors.

MEETINGS

Art. 19 – The Board of Directors shall meet, (i) on a regular basis, once every three months, and (ii) on a special basis, by calling notice from its Chairperson, with minutes being drawn up on its resolutions.

Paragraph One – The meetings of the Board shall be called for in writing, at least forty-eight (48) hours in advance and the calling notice shall indicate the agenda and the matters to be discussed in the relevant meeting.

Paragraph Two – The Board of Directors shall resolve by majority vote, provided the majority of its members in office are present, with the Chairperson having, in addition to his/her regular vote, the casting vote in the event of a tie.

Paragraph Three – Any Member of the Board may be represented by another Member in meetings to which he/she is not able to attend, provided the instrument of delegation of representation is drawn up in writing and signed.

EXECUTIVE BOARD

COMPOSITION

Art. 20 – The Executive Board shall be made up of at least 3 (three) and at most 12 twelve members, who may or not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) President; (b) Vice-President of Financial Planning; (c) Chief Executive Officer; (d) Executive Vice-President of Strategic Planning; (e) Vice-President of Administration and Finance; (f) Vice-President of Network; (g) Commercial Vice-President for Businesses; (h) Commercial Vice-President for Residential Clients; (i) Vice-President of Human Resources; (j) Vice-President of Organization and Information Systems; (k) Vice-President of Regulation and Businesses with Operators; and (l) Vice-President of National Businesses.

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Paragraph One – The Vice-President of Financial Planning and the Chief Executive Officer shall report to the President, while the other Vice-Presidents shall report to the Chief Executive Officer.” The wording of paragraph two of article 20 remains unchanged.

Paragraph Two - One same Executive Officer may be elected to accumulate attributions of more than one office on the Executive Board.”

Art. 21 – In the event of absences or temporary impediments, it shall be incumbent upon the President to designate from among the members of the Executive Board his/her substitute as well as of the substitutes for the Vice-Presidents. In the event of a vacancy in an Executive Board office, the relevant substitution shall be resolved by the Board of Directors.

COLLEGIATE AUTHORITY OF THE EXECUTIVE BOARD AND REPRESENTATION OF THE COMPANY

Art. 22 – The Executive Board is the body for active and passive representation of the Company, with the body and its members performing all the acts that are necessary and convenient for the management of corporate business. It is incumbent upon the Executive Board to collectively:

I.	To propose to the Board of Directors the Company’s general plans and programs, specifying the investment plans for expansion of the operating plant;

II.	To submit for approval of the Board of Directors the sale or encumbrance of real estate property owned by the Company, and of assets that are linked directly with providing public telecommunication services, when operative, as well as authorize, within the limits established by the Board of Directors in an internal normative instrument, the sale or encumbrance of other permanent assets, including those linked to public telecommunication services that may be deactivated or inoperable;

III.	To prepare the financial statements, the results for the fiscal year and the dividend distribution proposal, including interim dividends, as well as the application of excess funds, to be submitted for examination by the Audit Committee, by the Independent Auditors and by the Board of Directors;

IV.	Whenever applicable, perform the following acts, within the limits set by the Board of Directors: (a) ratify the purchase of materials and equipment and the contracting of assets, construction and services; (b) ratify the sale of current assets; and (c) authorize the contracting by the Company of financing and loans; and

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V.	To approve the execution of other agreements not mentioned above, according to the limits established by the Board of Directors.

Paragraph One – The resolutions of the Executive Board shall be taken by majority vote, provided the majority of its members are present, with the President having, in addition to his/her regular vote, the casting vote in the event of a tie.

Paragraph Two – With due regard for the provisions of these Bylaws, in order to bind the Company it is necessary to obtain (i) the joint signature of 2 (two) Executive Officers, except in emergencies, when the individual signature of the President or the Chief Executive Officer shall be permitted, subject to the approval of the Executive Board, pursuant to the provisions of article 23, A-11 and C-7 below; (ii) the signature of 1 (one) Executive Officer jointly with 1 (one) Attorney-in-Fact; or (iii) the signature of 2 (two) Attorneys-in-Fact jointly, provided they are vested with specific powers.

Paragraph Three – Powers of attorney granted in the name of the Company shall always be executed by two (2) Executive Officers and must specify the powers granted and, except for those granted for legal purposes, must have a maximum term of effectiveness of one (1) year.

INCUMBENCIES OF THE EXECUTIVE OFFICERS

Art. 23 – The following are the specific incumbencies of each member of the Executive Board:

A- President:

1.	To represent the Company in and out of court, before the shareholders and the general public, being able to appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts;

2.	To supervise all of the Company’s activities and approve proposals related to the guidelines for the strategic development of it;

3.	To follow up on and supervise the implementation of the resolutions of the Board of Directors;

4.	To supervise and guide the activities related to the orientation, counseling and legal representation of the Company;

5.	To supervise and guide the activities related to institutional policy and internal and external communications in connection with the Company;

6.	To supervise and guide the communication activities with the media in general;

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7.	To supervise and guide the marketing activities, including advertisements, sponsorships and development of the Company’s image;

8.	To supervise and guide the activities of Internal Audit;

9.	To call the meetings of the Executive Board;

10.	To decide on specific matters of his/her area of competency, according to the policies and guidelines established by the Collegiate Executive Board;

11.	To perform emergency acts “ad referendum” of the Executive Board;

12.	To supervise and give orientation to the area related with the secrecy of communications;

13.	To be the chairman of the Committee of Regulatory Strategy, responsible for the definition of the strategy and to implement the management of top level relations with authorities, regulators, social entities and companies of the sector, on regulatory issues; and

14.	To develop the tax planning of the Company.

B- Vice-President of Financial Planning:

1.	To perform the administration in the raising and application of resources and exchange and derivative operations in the financial market;

2.	To perform structured operations to raise resources in the financial and in the capital markets;

3.	To perform the macroeconomic analyses and research;

4.	To develop projects and economic-financial analysis according to the Company’s core business and others;

5.	To perform the relationship with the investors of the Company;

6.	To manage the complementary social security funds and to coordinate the merger and acquisitions projects; and

7.	To perform other duties that may be assigned to him/her by the Board of Directors.

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C – Chief Executive Officer:

1.	To appoint attorneys-in-fact together with another Executive Officer and appoint deputies, as well as to delegate incumbencies to the other Executive Officers for the execution of specific acts;

2.	To set the operating strategy of the Company;

3.	To coordinate and supervise the activities of the Executive Officers;

4.	To set the agenda for proposing claims of operational nature, in order to support the negotiations with the regulatory agency;

5.	To coordinate and inspect the operational activities related to the quality, management control and drawing-up and following-up of the Company’s budget, according to the business plans, being able to delegate to another Executive Officer the execution and supervision of such activities;

6.	To call the meetings of the Executive Board;

7.	To perform emergency acts “ad referendum” of the Executive Board;

8.	To execute activities for operating communication;

9.	To coordinate and execute security activities; and

10.	To perform other duties that may be assigned to him/her by the Board of Directors.

D – Executive Vice-President of Strategic Planning:

1.	To develop policies and guidelines and ensure the implementation of activities related to the Company’s operational strategy planning and coordination, supervising the execution of such activities;

2.	To set policies and guidelines, in order to ensure the implementation of the operational, technological and market strategy, so as to fulfill the needs of the clients, the aspirations of the shareholders and maximize the value of the business;

3.	To develop policies and guidelines and ensure the implementation of the activities related to regional relations with public entities and consumer defense organizations, supervising the execution of such activities; and

4.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

E – Vice-President of Administration and Finance:

1.	To develop policies and guidelines and supervise the activities related to the administration and maintenance of property and assets, materials, transport,

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management and administration of purchases, as well as other activities that may be necessary for the general support of the operation of the other areas of the Company;

2.	To follow up, along with the relevant areas of the Company, the execution of the Company’s activities in the economic and financial areas, as well as accounting, drawing up of the financial statements of the Company, balance sheets, interim balance sheets and results analysis, as well as the management and administration of financial commitments, obtain and invest funds, securities and relationship with investors and the management control of the resources of the Company;

3.	To perform the role of Executive Officer for Investor Relations and represent the Company with the Securities Commission – CVM, stock exchanges and other supervisory agencies of the securities market in conjunction with the area of specific competence; and

4.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

F – Vice-President of Network;

1.	To develop policies, plans and guidelines and ensure the implementation of the Company’s technological strategy, so as to make the network’s capacity and development available and to enable the offer of services, according to the needs of the market and of the business areas of the Company, supervising the execution of such activities;

2.	To establish a proposal of a long-term technologic strategy for network development;

3.	To set guidelines for the development of network expansion projects, according to the needs defined by the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency for Residential Clients and the Vice-Presidency of Regulation and Businesses with Operators, supervising the execution of such activities;

4.	To set policies, plans and guidelines and assure the operation and maintenance of the external plant, as well as the management of the processes related to the operation and maintenance of the internal plant;

5.	To set guidelines for the operation and maintenance of the network and technical assistance to users, supervising the execution of such activities;

6.	To set guidelines for the provision, installation and maintenance of services, according to the needs of the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency for Residential Clients and the Vice-Presidency of Regulation and Businesses with Operators, supervising the execution of such activities; and

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7.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

G – Commercial Vice-President for Businesses:

1.	To develop policies, plans and guidelines in order to ensure the implementation of the business strategies, specifically as related to corporate clients, companies, small businesses and users of long distance services, in order to fulfill the needs of the users, clients and the market;

2.	To consolidate the business plans related to the segments of corporate clients, companies, small businesses and users of long distance services, taking into consideration the investments and the level of service expected from the Vice-Presidency of Network; and

3.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

H – Commercial Vice-President for Residential Clients:

1.	To develop policies, plans and guidelines in order to ensure the implementation of his/her business area strategy, specifically as related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, so as to fulfill the needs of the users and the market, supervising the execution of such activities;

2.	To consolidate the business plans related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, considering the investments and the level of service expected from the Vice-Presidency of Network; and

3.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

I – Vice-President of Human Resources:

1.	To develop policies, plans and guidelines in order to ensure the implementation of management, administration and development of human resources activities, supervising the execution of such activities;

2.	To consolidate the plans, payroll and human resources budget according to the objectives and goals of the Company; and

3.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

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J – Vice-President of Organization and Information Systems:

1.	To develop policies and guidelines and supervise the activities related to the obtaining, usage and evolution of information technology solutions of the Company;

2.	To coordinate, develop and supervise the evaluation, revision and implementation of corporate regulation procedures and documentation;

3.	To propose and coordinate studies, orientations and procedures related to the revision of the organizational models;

4.	To set policies and control activities related to systems infrastructure; and

5.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

K – Vice-President of Regulation and Businesses with Operators:

1.	To develop policies, plans and guidelines and to supervise the activities related to regulation, as well as guidance that becomes necessary regarding the general support for the performance of the other areas of the Company;

2.	To represent the Company before Anatel (the National Telecommunications Agency) and other regulatory bodies, assessing the policies and objectives of the regulatory body;

3.	To participate of the Committee of Regulatory Strategy;

4.	To develop policies, plans and guidelines in order to ensure the implementation of the strategy of its business area, specifically regarding the interconnection with operators and providers of local, domestic and international long distance services; and

5.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

L – Vice-President of National Businesses:

1.	To develop policies, plans and guidelines in order to ensure the activities of the business strategy to take care of the needs of the users nationwide, with the exception of the State of São Paulo;

2.	To develop policies, plans and guidelines in order to ensure the activities of the business strategy to take care of the needs of the customers and the market nationwide, with the exception of the State of São Paulo;

3.	To perform other duties that may be assigned to him/her by the Board of Directors or the Chief Executive Officer of the Company.

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CHAPTER VI – AUDIT COMMITTEE

Art. 24 – The Audit Committee, operating on a permanent basis, shall be made up of at least three (3) and at most five (5) regular members and an equal number of deputy members.

Paragraph One – The remuneration of the members of the Audit Committee, in addition to the reimbursement of travel and lodging expenses for performance of the function, shall be set by the General Shareholders’ Meeting that elects the members and may not be less than, for each member in office, ten percent of that attributed on average to each Executive Officer, without computing benefits of any nature, entertainment allowances or profit sharing.

Paragraph Two – In the event of a vacancy for an office on the Audit Committee, the substitute shall be the respective deputy. If there is vacancy in the majority of the offices, a general shareholders’ meeting shall be called in order to elect the substitutes.

Paragraph Three – The Audit Committee shall meet (i) on a regular basis, once every quarter, and (ii) on a special basis, by calling notice from the Chairperson of the Board of Directors, or from two (2) members of the Audit Committee, with minutes being drawn up for its resolutions.

Paragraph Four – The meetings of the Audit Committee shall be called for in writing at least forty-eight (48) hours in advance, with the calling notice showing the agenda and a list of the matters to be discussed during the relevant meeting.

CHAPTER VII – FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Art. 25 – The fiscal year shall coincide with the calendar year, with balance sheets being prepared annually, six-monthly or quarterly.

ALLOCATION OF PROFITS

Art. 26 – Removed.

Art. 27 – Together with the financial statements, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income.

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Paragraph One – From the net income for the fiscal year: (i) 5% (five percent) shall be allocated to the legal reserve, aiming to ensure the physical integrity of capital stock, limited to 20% (twenty percent) of paid-in capital stock; (ii) 25% (twenty-five percent) of net income, adjusted according to chapters II and III of Article 202 of Law No. 6404/76, will be mandatorily distributed as a minimum compulsory dividend to all shareholders and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to resolution by the General Shareholders’ Meeting, based on a proposal from the Board of Directors included in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders’ Meeting shall resolve either for the application of the excess in paying in or increasing capital stock, or in paying additional dividends to the shareholders.

Paragraph Two – Dividends that remain unclaimed over a period of 3 (three) years, counting from the date of resolution of their distribution, shall revert in favor of the Company.

Art. 28 – The Company may declare, by resolution of the Board of Directors, dividends: (i) on account of profit assessed in six-monthly balance sheets, (ii) on account of profit assessed in quarterly balance sheets, provided the total dividends paid in each half of the fiscal year does not exceed the amount of capital reserves addressed in the Paragraph One of Article 182 of Law 6404/76, or (iii) on account of retained earnings or profit reserves shown in the last annual or six-monthly balance sheet.

Sole Paragraph – Interim dividends distributed on the terms of this article shall be ascribed to the minimum compulsory dividend.

Art. 29 – By resolution of the Board of Directors, and with due regard for legal provisions, the Company may pay to its shareholders interest on equity, which may be ascribed to the minimum compulsory dividend, subject to approval by the general shareholders’ meeting.

CHAPTER VIII – GENERAL PROVISIONS

Art. 30 – The Company shall go into liquidation in the cases provided for by law, it being incumbent upon the General Shareholders’ Meeting to determine the form of liquidation and to appoint the liquidator.

Art. 31 – Approval by the Company, through its representatives, of amalgamation, spin-off, merger or dissolution of its controlled subsidiaries shall be preceded by an economic and financial analysis by an independent Company, renowned internationally, confirming that equitable treatment is being given to all the interested companies, the shareholders of which shall have full access to the report on such analysis.

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Art. 32 – For all contingencies that are not covered in these Bylaws, the Company shall be governed by applicable law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: January 19, 2005.	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director